Law Offices of Thomas E. Puzzo, PLLC
                                3823 44th Ave. NE
                            Seattle, Washington 98105
       Tel: (206) 522-2256 / Fax: (206) 260-0111 / E-mail: tpuzzo@msn.com

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                 March 29, 2013

VIA EDGAR

Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     Re: Guar Global Ltd.
         Form 10-K for the Fiscal Year Ended July 31, 2012 Filed
         October 29, 2012 Form 10-Q for the Quarterly Period Ended October 31, 2012 Filed December 11, 2012 File No. 000-52929

Dear Mr. Gilmore:

     Pursuant to the staff's comment letter dated March 5, 2013, we respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 1 to the Company's Form 10-K for the fiscal year ended July 31, 2012 was filed in or about March 29, 2013.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 1 to the Form 10-K.

FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2012

ITEM 9.A CONTROLS AND PROCEDURES, PAGE 25

     1. WE NOTE THAT YOU PROVIDE MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING; HOWEVER, YOU DO NOT PROVIDE DISCLOSURE REGARDING MANAGEMENT'S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. PLEASE AMEND YOUR FORM 10-K TO DISCLOSE THE CONCLUSIONS OF THE COMPANY'S PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICER REGARDING THE EFFECTIVENESS OF THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD COVERED BY THE REPORT. PLEASE REFER TO ITEM 307 OF REGULATION S-K

Company response: The Company has revised its disclosure on page 25 with respect to the conclusions of the company's principal executive and principal financial officer regarding the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by the report.

     2. IN MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING, YOU DISCLOSE THAT THE PRINCIPAL EXECUTIVE AND FINANCIAL OFFICER CONCLUDED THAT, DURING THE PERIOD COVERED BY THIS REPORT, INTERNAL CONTROLS AND PROCEDURES WERE NOT EFFECTIVE. PLEASE REVISE TO DISCLOSE MANAGEMENT'S CONCLUSION ON THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING AS OF THE END OF THE PERIOD COVERED BY THIS REPORT. PLEASE REFER TO ITEM 308 OF REGULATION S-K .

Company response: The Company has deleted the word "during" on page 25 and replaced such word with "as of the end of."

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED OCTOBER 31, 2012

ITEM 4.  CONTROLS AND PROCEDURES, PAGE 16.

     3. WE NOTE YOUR DISCLOSURE THAT YOUR PRINCIPAL EXECUTIVE AND FINANCIAL OFFICER CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE AS OF THE END OF THE PERIOD COVERED BY THIS QUARTERLY REPORT. WE FURTHER NOTE YOUR DISCLOSURE THAT THERE HAVE BEEN NO CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING THAT OCCURRED DURING THE QUARTER ENDED OCTOBER 31, 2012, THAT HAVE MATERIALLY OR ARE REASONABLY LIVELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROLS OVER FINANCIAL REPORTING. IN LIGHT OF DISCLOSURE IN YOUR FORM 10-K THAT INTERNAL CONTROL OVER FINANCIAL REPORTING WERE NOT EFFECTIVE, PLEASE EXPLAIN TO US YOUR BASIS FOR CONCLUDING THAT DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE AS OF OCTOBER 31, 2012 AND THAT THERE WERE NO MATERIAL CHANGES IN INTERNALS CONTROLS OVER FINANCIAL REPORTING. PLEASE REFER TO ITEM 307 AND 308 OF REGULATION S-K.

Company response: The Company uses the COSO framework for the purpose of disclosure related to its internal controls and procedures. The company currently believes that its disclosure controls and procedures are effective, even though the Company does not meet COSO standards for internal controls and procedures, because the Company does not have any issue with respect to disclosure of material information required to be included in its Securities and Exchange Commission reports being recorded, processed, summarized and reported within the time periods specified in Commission's rules and forms relating to itself. Accordingly, the Company has disclosed management's conclusion regarding disclosure controls and procedures, as required by Item 307, which does not require that the company make reference to its internal controls and procedures when coming to such conclusion.

     Additionally, attached as "Exhibit "A" please find the letter for acknowledgment requested by the Staff of the issuer.

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
     Please contact the undersigned with any questions, comments or other communications to the Company.

                                     Very truly yours,

                                     /s/ Thomas E. Puzzo
                                     --------------------------------
                                     Thomas E. Puzzo

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
                                    EXHIBIT A


                                Guar Global Inc.
                     8275 Southern Eastern Avenue, Suite 200
                            Las Vegas, Nevada, 89123

                                  March 2, 2012
VIA EDGAR

Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     Re: Guar Global Ltd. (the "Company")
         Form 10-K for the Fiscal Year Ended July 31, 2012
         Filed October 29, 2012
         Form 10-Q for the Quarterly Period Ended October 31, 2012 Filed December 11, 2012 File No. 000-52929

Dear Mr. Gilmore:

Additionally, the Company hereby acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings and any amendments thereto;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Sincerely yours,

                                GUAR GLOBAL INC.

                                /s/ Joselito Christopher G. Imperial
                                ------------------------------------------------
                                Joselito Christopher G. Imperial
                                President

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